Exhibit 99.1

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NAUTILUS CRYPTOMINE LLC
TABLE OF CONTENTS

		Page
INDEPENDENT AUDITORS' REPORT		1
FINANCIAL STATEMENTS		
Statement of Operations		3
Balance Sheet		4
Statement of Cash Flows		5
Statement of Members' Equity		6
NOTES TO THE FINANCIAL STATEMENTS		
1.	Formation, Organization and Operations	7
2.	Basis of Presentation and Summary of Significant Accounting Policies	8
3.	Property, Plant and Equipment	9
4.	Intangible Assets	10
5.	Commitments and Contingencies	10
6.	Members' Equity	10
7.	Supplemental Cash Flow Information	10
8.	Related Party and Affiliate Transactions	11
9.	Subsequent Events	12
GLOSSARY OF TERMS AND ABBREVIATIONS		13

Marcum LLP n 777 S. Figueroa Street n Suite 2900 n Los Angeles, California 90017 n Phone 310.432.7400 n www.marcumllp.com INDEPENDENT AUDITORS’ REPORT To the Board of Managers and Members of Nautilus Cryptomine LLC Opinion We have audited the financial statements of Nautilus Cryptomine LLC, which comprise the balance sheet as of December 31, 2022, and the related statements of operations, of comprehensive income, changes in members’ equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Nautilus Cryptomine LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America. Basis for Opinion We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Nautilus Cryptomine LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Responsibilities of Management for the Financial Statements Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Nautilus Cryptomine LLC’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued. 1

Auditors’ Responsibilities for the Audit of the Financial Statements Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements. In performing an audit in accordance with GAAS, we:  Exercise professional judgment and maintain professional skepticism throughout the audit.  Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Nautilus Cryptomine LLC’s internal control. Accordingly, no such opinion is expressed.  Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.  Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Nautilus Cryptomine LLC’s ability to continue as a going concern for a reasonable period of time. We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit. Los Angeles, CA April 27, 2023 2

NAUTILUS CRYPTOMINE LLC STATEMENT OF OPERATIONS (Thousands of Dollars) Four Months Ended Eight Months Ended December 31, 2022 August 31, 2022 Revenues $ 19 $ — Expenses Development (976) (1,880) Selling, general and administrative (4,047) (3,845) Depreciation and amortization (42) (29) Impairment of cryptocurrencies (5) — Gain (loss) on sale of cryptocurrencies 1 — Net Income (Loss) $ (5,050) $ (5,754) Successor Predecessor The accompanying Notes to the Financial Statements are an integral part of the financial statements. 3

NAUTILUS CRYPTOMINE LLC BALANCE SHEET (Thousands of Dollars) December 31, 2022 Assets Cash $ 19,074 Restricted cash 5,000 Deferred lease with affiliate 3,603 Digital assets, Bitcoin 4 Prepaid expenses 1,305 Total current assets 28,986 Intangible asset - submetering agreement 61,000 Property and equipment, net 93,552 Total Assets $ 183,538 Liabilities and Equity Accounts payable $ 4,761 Accrued expenses 8,103 Total Liabilities 12,864 Members' Equity 170,674 Total Liabilities and Equity $ 183,538 The accompanying Notes to the Financial Statements are an integral part of the financial statements. 4

NAUTILUS CRYPTOMINE LLC STATEMENT OF CASH FLOWS (Thousands of Dollars) Successor Predecessor Four Months Ended Eight Months Ended December 31, 2022 August 31, 2022 Operating Activities Net income (loss) $ (5,050) $ (5,754) Reconciliation adjustments: Depreciation and amortization 42 29 Bitcoin mining revenue (19) — Impairments of cryptocurrencies 5 — Other (1) — Change in assets and liabilities: Deferred lease asset with affiliate (1,822) (1,781) Digital assets, Bitcoin and prepaid expenses 233 183 Accounts payable and accrued expenses 5,095 1,184 Other liabilities 2 (1) Net cash provided by (used in) operating activities (1,515) (6,140) Investing Activities Expenditures for property, plant and equipment (44,786) (75,542) Net cash provided by (used in) investing activities (44,786) (75,542) Financing Activities Contributions from Members 56,764 91,293 Net cash provided by (used in) financing activities 56,764 91,293 Net Increase (Decrease) in Cash and Restricted Cash 10,463 9,611 Cash and restricted cash at beginning of period 13,611 4,000 Cash and restricted cash at end of period $ 24,074 $ 13,611 The accompanying Notes to the Financial Statements are an integral part of the financial statements. 5

NAUTILUS CRYPTOMINE LLC
STATEMENT OF MEMBERS' EQUITY FOR THE YEAR ENDED DECEMBER 31, 2022

(Thousands of Dollars)

	TeraWulf (Thales) LLC	Cumulus Coin LLC	Total Members' Equity
Opening Balance, December 31, 2021 - Predecessor	$ 104,223	$ 104,223	$ 208,446
Net income (loss)	(2,877)	(2,877)	(5,754)
Cash contributions from Members	36,234	55,059	91,293
Effect of Cumulus Coin LLC acquisition	(73,580)	(85,183)	(158,763)
August 31, 2022 - Predecessor	$ 64,000	$ 71,222	$ 135,222
Net income (loss)	(1,402)	(3,648)	(5,050)
Non-cash distributions to Members	(33,499)	(31,231)	(64,730)
Cash contributions from Members	7,993	48,771	56,764
Non-cash contributions from Members	16,905	34,254	51,159
Effect of Cumulus Digital Holdings consolidation by Talen Energy Supply	105	(2,796)	(2,691)
December 31, 2022 - Successor	$ 54,102	$ 116,572	$ 170,674

The accompanying Notes to the Financial Statements are an integral part of the financial statements.

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NAUTILUS CRYPOTOMINE LLC NOTES TO THE FINANCIAL STATEMENTS Capitalized terms and abbreviations appearing in the Notes to the Financial Statements are defined in the glossary. Dollars are in thousands, unless otherwise noted. The terms "Nautilus," "the Company," "we," "us" and "our" refer to Nautilus Cryptomine LLC, unless the context clearly indicates otherwise. 1. Formation, Organization and Operations TeraWulf (Thales) LLC (a) Cumulus Coin LLC (a) Nautilus Cryptomine LLC (a) At December 31, 2022, TeraWulf (Thales) LLC holds a 25% ownership interest and Cumulus Coin holds a 75% ownership interest. Nautilus was formed in 2021 as a joint venture between TeraWulf and Cumulus Coin to develop, construct, own and operate a cryptomining facility in Berwick, Pennsylvania. Until August 2022, TeraWulf and Cumulus Coin each owned 50% of the equity interests in Nautilus and each party was responsible for funding its pro rata share of obligations under the Nautilus LLC Agreement. In August 2022, Cumulus Coin and TeraWulf executed an amendment to the Nautilus LLC Agreement, pursuant to which Cumulus Coin agreed, among other things, to provide increased funding to Nautilus in exchange for increasing Cumulus Coin’s ownership percentage. The agreement also included increased governance rights for Cumulus Coin, as well as provisions allowing each Member to cover capital contribution shortfalls by the other in exchange for increased ownership. Because the agreement resulted in Cumulus Coin acquiring majority ownership and control of Nautilus, a change of control occurred between our ownership group, which was accounted for as a business combination. As a result of the change of control, our assets and liabilities were re-measured at fair value through Push-Down Accounting. See Note 3 for additional information on fair value adjustments. At December 31, 2022, TeraWulf (Thales) LLC holds a 25% ownership interest and Cumulus Coin holds a 75% ownership interest. Phase I of the project is for the construction of an up to 200 MW capacity digital currency mining facility and Phase II, if executed, could expand the project to a 300 MW capacity facility. Nautilus commenced cryptocurrency mining operations in February 2023. As of December 31, 2022, Nautilus had a non-material amount of operating revenue as a result of initial testing while it moves to beginning commercial operation in 2023. In 2022, the cryptomining facility was not in operation while Nautilus pursued development, procurement, and equipment testing activities. In May 2022, Talen Energy Supply, which as of December 31, 2022 indirectly owns a controlling interest in Cumulus Coin, filed a voluntary petition under chapter 11 of the U.S. Bankruptcy Code in U.S. Bankruptcy Court for the Southern District of Texas. The bankruptcy filing included most of Talen Energy Supply’s direct and indirect subsidiaries, but did not include Cumulus Coin or its affiliates: Cumulus Coin Holdings (the direct parent of Cumulus Coin); Cumulus Digital (the direct parent of Cumulus Coin Holdings), Cumulus Digital Holdings (the direct parent of Cumulus Digital); or Cumulus Digital’s other subsidiaries Cumulus Data Holdings and Cumulus Data. A plan of reorganization for the Talen debtors was approved by the bankruptcy court in December 2022, and the Talen debtors are expected to emerge from bankruptcy in the second quarter of 2023. Significant Business Risks Nautilus is subject to business risks that could cause our future results to differ from historical results and could adversely affect our business, prospects, or financial condition include but are not limited to: • Delays in, or the unavailability of, required funding from our joint venture partners, and (or) our inability to obtain agreement on management decisions for our business and projects, which could result in interruption and (or) suspension of our business operations; • The impact on our business due to the increased oversight of the cryptocurrency industry from federal and state regulatory agencies; • Our ability to obtain cryptocurrency miners and other necessary hardware to support any expansion of our cryptocurrency mining operations and (or) repair or replace existing miners, due to the limited number of such equipment suppliers and intermittent global supply chain constraints (including the recent shortage of semiconductors); • Malfunction and (or) technological obsolescence of our existing cryptocurrency miners and other hardware; • The impact of current and future trade restrictions including tariffs, quotas, trade sanctions, embargoes, safeguards and customs restrictions on cryptocurrency miners or hardware necessary for our operations that are manufactured overseas; • The effects of Bitcoin price variability, which is subject to risk and has historically been subject to wide swings and significant volatility; 7

• Market conditions of, and overall sentiment towards, cryptocurrency assets, including the negative impacts caused by the extreme price volatility and disruption caused by the recent bankruptcies within the industry; • The growth in total network hash rate and the increase in the associated Bitcoin mining difficulty level, as well as the block reward “halving event” which occurs after a certain number of Bitcoins are mined, which affect the amount of block rewards received and revenue generation; • The credit risk that may arise from operating in the cryptocurrency market place, including but not limited to, with our brokers, custodians, banks, the general marketplace, and connected trading venues and exchanges; • Changes in state, federal and other laws and regulations, as well as interpretations thereof, applicable to our current and future operations and power supply, including: (i) regulatory changes or actions that may alter the nature of an investment in us or restrict or prohibit the use of cryptocurrencies altogether or otherwise in a manner that adversely affects our business, prospects or operations and power supply; and (ii) future regulation over the environmental impact of both cryptocurrency mining and the manufacture of new miners, which could restrict or prohibit our mining activity altogether or otherwise affect the availability of new miners; • The limited precedent for financial accounting of digital assets, and the impact of any changes in future accounting and (or) tax requirements for transactions involving digital assets, which may require that we change how we account for our digital assets; • Operational risks associated with potential disruptions or failures due to: (i) the effects of extreme weather; (ii) potential power outages, other critical systems failures, and internet; and (iii) acts of war, sabotage and other events outside of our control; • Increasing scrutiny from investors, lenders, customers, and government regulators, related to the actual or perceived environmental impact of Bitcoin mining, including environmental concerns raised by private individuals and governmental actors related to the energy resources consumed in the Bitcoin mining process which may result in a significant reduction or complete halting of any Bitcoin mining activities; • The highly competitive nature of the industry in which we operate and competition against companies with greater financial and other resources, including companies that operate in countries with more flexible regulatory frameworks; • Our ability to innovate and keep pace with rapid technological changes in the cryptocurrency mining industry; and • The impact of cybersecurity breaches or similar incidents which could result in, a loss of our digital assets, or damage to our reputation. 2. Basis of Presentation and Summary of Significant Accounting Policies Basis of Presentation The financial statements have been prepared in accordance with GAAP. In the opinion of Nautilus, the accompanying Financial Statements include recurring adjustments that occur in the normal course of business and considered necessary for a fair statement of such results. Periods presented prior to Cumulus Coin's acquisition of a controlling interest in Nautilus in August 2022, which was accounted for as a business combination, as described in Note 1, January 1, 2022 through August 31, 2022 are considered and labeled "predecessor" while post business combination periods, September 1, 2022 through December 31, 2022 are considered and labeled "successor." Summary of Significant Accounting Policies Use of Estimates. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Fair Value Method. Nautilus is not subject to any material fair value determinations as of December 31, 2022. The carrying value of certain assets and liabilities on the Balance Sheet, including “Accounts payable and other accrued liabilities” approximate fair value. See Note 3 for information on a nonrecurring fair value recognition that occurred in 2022. Concentrations of Credit Risk. Nautilus is subject to concentrations of credit risk primarily within its cash and cash equivalents. Cash and restricted and cash equivalents are generally held in accounts where the amounts deposited exceed the maximum deposit insurance provided by the Federal Deposit Insurance Corporation. Cash and restricted cash and cash equivalents are primarily deposited in accounts with major financial institutions with investment grade credit ratings. In certain instances, funds are invested in highly liquid U.S. Treasury securities or other obligations with original maturities of less than 90 days that are issued by or guaranteed by the U.S. Government. Income Taxes. Nautilus is a partnership for tax purposes. Accordingly, any effect of income taxes and uncertainty in income taxes is recognized by the Members of Nautilus. Restricted Cash. Bank deposits that are restricted by agreement are presented as "Restricted cash" on the Balance Sheet. See Note 7 for additional information. 8

Property, Plant and Equipment. Expenditures for intangible assets such as software are capitalized at cost. Intangible assets acquired in a business combination are recognized at fair value. In each case, such amounts are presented as "Property, plant and equipment" on the Balance Sheet. Reductions in the carrying value of intangible assets with finite useful lives are accumulated over the estimated useful life of each intangible asset using an amortization pattern in which the economic benefits of each intangible asset is utilized. Such periodic reduction is presented as a charge to "Depreciation and amortization" on the Statement of Operations.

See Note 3 for additional information on property, plant and equipment.

Intangible Assets. Expenditures for intangible assets for electricity submetering arrangement are capitalized at cost or, if required, at fair value. Such amounts are presented as "Intangible assets" on the Balance Sheet. Reductions in the carrying value of intangible assets with finite useful lives are accumulated over the estimated useful life of each intangible asset using an amortization pattern in which the economic benefits of each intangible asset is utilized. Such periodic reduction is presented as a charge to "Depreciation and amortization" on the Statement of Operations.

See Note 4 for additional information on intangible assets.

Impairments. Long-lived assets are assessed for impairment whenever changes in facts and circumstances indicate the carrying value of the asset group may not be recoverable. Indicators of impairment may include changes in the economic environment, negative financial trends, physical damage to assets or decisions of management regarding strategic initiatives. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other assets and liabilities, where applicable. If there is an indication the carrying value of an asset group may not be recovered, management reviews the expected future cash flows of the asset group. If the sum of the undiscounted pre-tax cash flows is less than the carrying value of the asset group, the asset group is written down to its estimated fair value. Fair value may be determined by a variety of valuation methods including third-party appraisals, market prices of similar assets, and present value techniques. Impairment charges are presented in the Consolidated Statement of Operations in the period in which the impairment condition arises. If facts and circumstances indicate the carrying value of an asset under construction will have no future economic benefit, such amounts are presented as a charge in the period in which such projects are abandoned, canceled, or management otherwise determines the costs to be unrecoverable.

There were no impairment charges recognized, other than those related to cryptocurrency as a result of initial testing that were non-material, for the year ended December 31, 2022.

Leases. Right-of-use assets and lease liabilities represent our right to use an underlying asset for the lease term, while lease liabilities represent our obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized on commencement of the lease based on the present value of lease payments over the lease term. The discount rate for a lease is the rate implicit in the lease unless that rate cannot be readily determined. In such a case, the discount rate utilized will be the Company's incremental secured borrowing rate over a similar time period and economic environment as the lease, based on information available at the lease commencement date.

Nautilus has entered into a Ground Lease Agreement with Cumulus Data with an initial lease term of five years that commenced on June 15, 2022. In 2022, Nautilus began accruing certain costs related to this agreement on the Balance Sheet that are presented as "Deferred lease with affiliate" and "Accounts payable." See Note 8 for additional information.

3. Property, Plant and Equipment

	December 31, 2022		
	Cost	Accumulated Provision	Carrying Value
Construction work in progress (a)	$ 92,958	$ —	$ 92,958
Capitalized software	369	(40)	329
Other	296	(31)	265
Property, plant and equipment, net	$ 93,623	$ (71)	$ 93,552

(a) Includes $62 million of mining equipment.

In August 2022, in the predecessor period, as a result of amendments to the Nautilus LLC agreement, Cumulus Coin consolidated Nautilus, which resulted in the re-measurement of Nautilus's assets and liabilities at fair value. In September 2022, the preferred equity interests held by Talen Energy Supply and Talen Growth in Cumulus Data Holdings and Cumulus Coin Holdings were converted into common equity interests in Cumulus Digital Holdings. This equity conversion resulted in Cumulus Digital Holdings being consolidated by Talen Energy Supply As a result, in the September 2022 successor period, further fair value adjustments were recognized at Nautilus related to Talen Energy Supply's consolidation of Cumulus Digital Holdings. The non-cash fair value adjustments were:

Intangible assets	$ 31,730
Property, plant and equipment (a)	(193,184)
Net fair value adjustment increase (decrease) (b)	$ (161,454)

(a) Represents construction work-in-progress.
(b) The total represents $158 million recognized in August 2022 and $3 million recognized in September 2022.

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The estimated fair value adjustments were primarily determined by a discounted cash flow technique. The technique utilized significant unobservable inputs including discount rates varying from 13.5% to 14.5%. The range of discount rates and other discounted cash flow assumptions that were utilized are believed to be consistent with those used by principal market participants. Such assumptions consider available evidence regarding the prospects of future cash flows for Nautilus, including, but not limited to estimated available future expected operating revenues and useful lives, capacity prices, energy prices, Bitcoin prices, operating costs and capital expenditures.

The estimated useful lives of Other property, plant and equipment is four years while for capitalized software is five years.

4. Intangible Assets

	December 31, 2022	
	Cost	
Electricity submetering under ground lease	$	61,000

See Note 3 for information on fair value adjustments recognized to this intangible asset in 2022.

The straight-line amortization of this intangible commenced with the start of operation in February 2023 and is expected to continue until June 2027. Estimated intangible asset amortization expense for each of the next five years is:

	2023		2024		2025		2026		2027	
Estimated amortization expense	$	12,317	$	14,077	$	14,077	$	14,077	$	6,452

5. Commitments and Contingencies

Litigation

As of December 31, 2022, Nautilus is not party to any legal proceedings, claims, and (or) litigation that would have a material adverse effect on its financial condition or results of operations.

6. Members' Equity

Under the terms of the Nautilus LLC Agreement, the business and affairs of Nautilus are managed by a Board of Managers designated by the Members. Each Member is entitled to designated one manager for each 17% ownership percentage held by such Member, provided that TeraWulf shall be entitled to appoint one manager so long as its ownership percentage is 15% or greater. In conjunction with the amendment of the Nautilus LLC Agreement, revenues attributable to each Member will be based on hash rates from miners contributed by Cumulus Coin and TeraWulf.

See Note 1 for additional information on the organizational structure and formation details of Nautilus and Members interests in Nautilus.

7. Supplemental Cash Flow Information

Supplemental information for the Statements of Cash Flows for the periods in 2022 were:

	Successor		Predecessor	
	Four Months Ended December 31, 2022		Eight Months Ended August 31, 2022	
Non-cash investing and financing activities				
Capital expenditure payables increase (decrease)	$	(21,218)	$	21,897
Non-cash distributions to Members that reduced property, plant and equipment (a) (b)	$	(65,584)	$	—
Non-cash contribution by Members that increased property, plant and equipment (c) (d)		45,851		—
Non-cash contribution by Cumulus Member that increased prepaid expenses (e)		750		—
Non-cash contribution by Members for settlement of certain costs under service agreements (f)		5,412		—

(a) Includes credits of $32 million provided to each Member related to the termination of one of Nautilus's miner contracts.
(b) Includes a $2 million distribution to TeraWulf Member for the value of a certain number of miners that was transferred to TeraWulf.
(c) Relates to the contribution of miners by the members including certain incurred shipping costs in the fourth quarter 2022.
(d) After the amendment of the Nautilus LLC Agreement in August 2022, members separately contribute miners to Nautilus.
(e) Relates to the prepayment of annual fee under the Nautilus Corporate Services Agreement from an non-cash equity contribution.
(f) Relates to the settlement of payables with the Members that were settled from non-cash equity contributions.

In the first quarter 2023, the Members contributed miners with an estimated aggregate value of $52 million. As this value is an estimate, such amount is subject to revision. These contributions will be presented within the Statement of Members Equity as "Non-cash contributions from Members."

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Additionally, Nautilus distributed miners to TeraWulf Member that had an estimated aggregate value of $3 million. As this value is an estimate, such amount is subject to revision. These distributions will be presented within the Statement of Members Equity as "Non-cash distributions to members."

See Note 8 for additional information on the number of miners contributed by each Member. See Note 3 for information on non-cash fair value adjustments recognized in 2022.

8. Related Party and Affiliate Transactions

The Company is party to significant related party and affiliate transactions for its operations. Transactions executed under affiliated agreements and presented on the Statements of Operations for the periods in 2022 were:

			Successor	Predecessor
			Four Months Ended	Eight Months Ended
	Financial Statement Presentation	Affiliate Agreement	December 31, 2022	August 31, 2022
Support services - Beowulf	Selling, general and administrative	Beowulf E&D Facility Operations	$ 3,208	$ 2,021
Support services - Cumulus Digital	Selling, general and administrative	Nautilus Corporate Services	$ 837	1,801

Related party and affiliate balances presented on the Balance Sheet at December 31 were:

	Affiliate	2022
Assets		
Deferred lease with affiliate	Cumulus Data	$ 3,603
Prepaid expense	Cumulus Digital	750
Liabilities		
Accounts payable	Cumulus Data	$ 3,603
Accrued expenses	Talen Energy Supply	45

Ground Lease

Nautilus has executed a Ground Lease Agreement for land and other facilities in Pennsylvania with Cumulus Data that commenced its five-year initial term on June 15, 2022. The lease includes extension options for terms of three years, six months, and three years, at the election of Nautilus.

Under the Ground Lease Agreement, Nautilus pays base rent to Cumulus Data of approximately $132 thousand per month, plus additional rent which includes, among other things, reimbursement of costs incurred by Cumulus Data to construct the Nautilus substation and certain other shared infrastructure. The additional rent for substation costs is amortized using an interest rate of 8% per annum over a time period of 11 years. Additional rent is charged by Cumulus Data monthly on an estimated basis, subject to an annual true-up. In December 2022, the Ground Lease Agreement was amended to defer the payment of approximately $4 million of rent payable by Nautilus through December 31, 2022. The deferred rent is payable in four equal monthly installments commencing in March 2023. The amendment also added the six-month extension to the lease term in between the first and second three-year renewal terms as described above, during which no rent would be payable other than in respect of sub-metered electricity delivered to the facility. The $4 million in deferred rent is presented on the Balance Sheet as of December 31, 2022 in both "Deferred lease with affiliate" and "Accounts payable."

After Nautilus elected to increase submetering by 50 MW in March 2023, the Ground Lease Agreement currently provides for submetering of 150 MW of electricity to Nautilus for the initial term of the lease. Nautilus will pay: (i) $20/MWh for the first 100 MW of such submetered electricity, which is funded based on consumption of the Members; and (ii) $44.05 for the next 50 MW, which is funded by Cumulus Coin. The Ground Lease Agreement allows Nautilus to elect to increase the amount of submetered electricity it may take up to 300 MW. Under the terms of the Ground Lease Agreement, the submetered electricity for usage above 150 MW or during an extended term would be a market-based fixed price during the remainder of the initial term or extended term, as applicable, at the time of the election.

Facility Operations Agreements

Nautilus executed the Beowulf FOA with Beowulf E&D in May 2021 pursuant to which Beowulf E&D agreed to provide, or cause to be provided, certain infrastructure, construction, operations and maintenance and administrative services necessary to build out and operate the Nautilus facility and support Nautilus' ongoing business at the Nautilus facility.

Nautilus agreed to pay Beowulf E&D an annual fee in the amount of $750 thousand, payable annually in advance. Nautilus also agreed to reimburse Beowulf E&D for all out-of-pocket fees, expenses and capital costs (with respect to such capital costs, solely to the extent approved in writing by Nautilus in advance) paid by Beowulf E&D or its affiliates attributable to activities relating to the services, including, among others, the portion of the salaries, wages and related employee benefits and costs (including taxes and contributions) and other compensation paid to Beowulf E&D employees directly allocable to the time spent by such Beowulf E&D employees, independent contractors and subcontractors providing the services, with reimbursement to be prepaid monthly by Nautilus and reconciled monthly.

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In August 2022, the Beowulf FOA was amended to allow Nautilus to terminate the FOA at its convenience in exchange for a termination fee of approximately $2 million. In December 2022, the Beowulf FOA was terminated and all amounts owed thereunder to Beowulf E&D were paid pursuant to the PNA described below. In connection with termination of the Beowulf FOA, Nautilus executed the Talen FOA with Talen Energy Supply. The Talen FOA is on substantially the same terms as the Beowulf FOA, except that Talen Energy Supply will not be entitled to the $750 thousand annual fee described above. Nautilus Corporate Services Agreement Nautilus is a party to the Nautilus CSA with Cumulus Digital pursuant to which Cumulus Digital will provide, or arrange for Nautilus, corporate and administrative services including day-to-day corporate-level management and support services such as accounting and financial reporting, development planning, real estate, information technology, financial planning and analysis, banking, treasury, regulatory, legal, supply chain and secretarial and administrative functions. Nautilus agreed to pay an annual fee in the amount of $750 thousand, payable annually in advance. Nautilus will also provide reimbursement for all out-of-pocket fees, expenses and capital costs (with respect to such capital costs, solely to the extent approved in writing by Nautilus in advance) attributable to activities relating to the services, including, among others, the portion of the salaries, wages and related employee benefits and costs (including taxes and contributions) and other compensation paid to employees directly allocable to the time spent by such employees, independent contractors and subcontractors providing the services, which reimbursement will be prepaid monthly by Nautilus. At December 31, 2022, Nautilus has $750 thousand in "Prepaid expenses" on the Balance Sheet for this annual fee. The term of the Nautilus CSA will continue until the earliest of: (i) its termination by mutual consent of both parties; (ii) the sale by Cumulus and its affiliates of their interests in Nautilus; (iii) the consummation of an initial public offering of Nautilus; or (iv) the termination of the agreement by either party in the event of a default by the other party. Payment Netting Agreement In December 2022, Nautilus, Cumulus Coin, Cumulus Digital, TeraWulf and Beowulf E&D entered into a PNA pursuant to which the parties agreed to offset and (or) assume various amounts owed: (i) by Nautilus to Cumulus Digital under the Nautilus CSA; (ii) by Nautilus to Beowulf E&D under the Beowulf FOA; (iii) by Cumulus Coin and TeraWulf to Nautilus under the Nautilus LLC agreement. Among other things, Cumulus Coin agreed to assume approximately $2 million of Nautilus’ payment obligation to Cumulus Digital under the Nautilus CSA and approximately $400 thousand of TeraWulf’s deferred rent obligations under the amendment to the Ground Lease Agreement discussed above. Pursuant to the PNA and after incorporating the agreed offsets and payment assumptions among the parties, Cumulus Coin made a cash payment of approximately $2 million to Beowulf E&D, and TeraWulf agreed to make a cash payment of approximately $2 million to Beowulf E&D. Miner Distributions and Contributions In March 2022, an exchange agreement was executed between Nautilus and TeraWulf whereby TeraWulf would withdraw 2,500 miners from Nautilus and replace them at a later date. Upon the execution of the amendment to the Nautilus LLC Agreement in August 2022, TeraWulf was not required to return or replace the miners. Accordingly, the transaction was presented as a distribution to TeraWulf's equity interest in Nautilus and a reduction to Nautilus "Property, plant and equipment" in the valuation adjustments related to Push-Down Accounting. In September 2022, Cumulus Coin and TeraWulf agreed TeraWulf could withdraw another 2,500 miners, which was presented as a distribution to TeraWulf's equity interest in Nautilus and a reduction to Nautilus "Property, plant and equipment" on the Balance Sheet. After the amendment of the Nautilus LLC Agreement in August 2022, each Member must separately contribute miners to the company. In the fourth quarter 2022, Cumulus Member contributed 8,104 miners and TeraWulf Member contributed 3,780 miners. The contributions are presented within the Statement of Members Equity as “Non-cash contributions from Members." In the first quarter 2023, Cumulus Member contributed 12,285 miners and TeraWulf Member contributed 9,546 miners. Additionally, Nautilus distributed 4,870 miners to TeraWulf Member. These contributions and distributions are expected to be presented within the Statement of Members Equity as “Non-cash contributions (distributions) from members." See Note 7 for information on the estimated aggregate value of these miners. 9. Subsequent Events Nautilus evaluated subsequent events through April 27, 2023, the date the financial statements are available to be issued; all significant subsequent events, if any, are included in their respective notes to the financial statements. 12

GLOSSARY OF TERMS AND ABBREVIATIONS Legal Entities Beowulf E&D. Beowulf Electricity & Data Inc., a subsidiary of TeraWulf. Cumulus Coin. Cumulus Coin LLC, a direct subsidiary of Cumulus Coin Holdings. Cumulus Coin Holdings. Cumulus Coin Holdings LLC, a direct subsidiary of Cumulus Digital and the parent of Cumulus Coin. Cumulus Data. Cumulus Data LLC, formerly Susquehanna Data LLC, a direct subsidiary of Cumulus Data Holdings that is developing a data center campus in Luzerne County, PA and is the lessor under the Ground Lease Agreement. The company's name was changed in October 2021. Cumulus Data Holdings. Cumulus Data Holdings LLC, a direct subsidiary of Cumulus Digital, and the parent of Cumulus Data. Cumulus Digital. Cumulus Digital LLC, a direct subsidiary of Cumulus Digital Holdings and the parent of Cumulus Data Holdings and Cumulus Coin Holdings. Cumulus Digital Holdings. Cumulus Digital Holdings, LLC, a direct subsidiary of Talen Energy Supply that owns Cumulus Digital. As of December 31, 2022, Talen Energy Supply owns approximately 75% of the membership interests in Cumulus Digital Holdings, with the remainder held by affiliates of Orion and Riverstone Cumulus Member. Cumulus Coin. Members. Collectively, Cumulus Member and TeraWulf Member. Nautilus. Nautilus Cryptomine LLC, a joint venture owned by Cumulus Coin and by TeraWulf that is in the process of beginning a cryptomining project. Riverstone. Riverstone Holdings LLC. Talen Energy Supply. Talen Energy Supply, LLC. TeraWulf. TeraWulf (Thales) LLC, a TeraWulf Inc. subsidiary, an unaffiliated third party that owns an equity interest in Nautilus. TeraWulf Member. TeraWulf. Other Terms and Abbreviations Beowulf FOA. Facility Operations Agreement executed in May 2021 between Nautilus and Beowulf E&D that was terminated in December 2022. See Note 8 for additional information. Bitcoin. A virtual digital currency, with no central issuing authority, used in peer-to-peer online transactions. FASB. Financial Accounting Standards Board. GAAP. Generally Accepted Accounting Principles in the United States. Ground Lease Agreement. Agreement executed in May 2021 (as amended, amended and restated or otherwise modified from time to time), between Nautilus and Cumulus Data for certain premises located in Pennsylvania. The agreement also provides for sub-metering of electricity. See Note 8 for additional information. MW. Megawatt, one million watts of electric power. MWh. Megawatts of electric power per hour. Nautilus CSA. Corporate Services Agreement dated May 13, 2021 (as amended, amended and restated or otherwise modified from time to time) between Cumulus Digital, as assignee of Talen Energy Supply and Nautilus whereby Talen Energy Supply is to provide corporate and administrative services. See Note 8 for additional information. Nautilus LLC Agreement. The Limited Liability Company Agreement of Nautilus Cryptomine LLC, originally effective as of May 13, 2021 and as may be amended, amended and restated or otherwise modified from time to time.. Orion. Orion Energy Partners, whose affiliates are third-party lenders involved in a debt arrangement with Cumulus Coin. PNA. In December 2022, Nautilus, Cumulus Coin, Cumulus Digital, TeraWulf and Beowulf E&D entered into a PNA pursuant to which the parties agreed to offset and (or) assume various amounts owed: (i) by Nautilus to Cumulus Digital under the Nautilus CSA; (ii) by Nautilus to Beowulf E&D under the Beowulf FOA; (iii) by Cumulus Coin and TeraWulf to Nautilus under the Nautilus LLC agreement. SEC. Securities and Exchange Commission. Push-Down Accounting. Use of the acquirer's basis in the preparation of the acquiree’s separate financial statements. 13

Talen FOA. Facility Operations Agreement executed in December 2022 between Talen Energy Supply and Nautilus to replace the Beowulf FOA. See Note 8 for additional information. 14